SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
4 Times Square
New York, NY 10036

December 8, 2010

VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Plowgian, Attorney-Advisor

Re:	VocalTec Communications Ltd.
Registration Statement No. 333-169659 on Form F-3

Dear Ms. Plowgian:

We are special counsel to VocalTec Communications Ltd. (“VocalTec” or the “Company”) in the above-referenced matter.  We received the comment (the “Comment”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of October 19, 2010.  Set forth below is the Company’s response to the Comment.  For the convenience of the Staff, we have restated in full the Comment in this letter.

Staff Comment:

General

1.
We note that you are registering a significant number of your outstanding shares for resale.  Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company.  If the offering is a primary offering, you must identify the selling shareholders as underwriters.

If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.  This analysis should include the following among any other relevant factors:

•
The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by  non-affiliates;

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;
•	An explanation of the relationship between the company and each of the selling shareholders;
•	Any relationships among any of the selling shareholders; and
•	Whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.

Company Response:

For the reasons set forth below, we believe that the offering (the “Offering”) of 385,764 shares of the Company by the selling shareholders (the “Selling Shareholders”) is not an indirect primary offering by the Company and that the Selling Shareholders are not, and should not be, considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Offering.  We respectfully submit that sales by the Selling Shareholders in this Offering should be considered secondary offerings under Rule 415(a)(1)(i).

1.         The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholder as a percentage of shares outstanding held by non-affiliates.

The Company initially registered 4,000,000 shares to accommodate a wide range of possible shareholder participation.  However, after receiving responses from its shareholders, the Company now seeks to facilitate the Offering, which is composed of a much smaller number of shares (385,764) than the Company registered.  The Company has no current plans to facilitate any additional secondary offerings.

The Company has 11,839,636 shares outstanding, of which 7,342,123 are held by non-affiliates.  The registration of 4,000,000 shares represents 54.5% of shares outstanding held by non-affiliates.  The Offering consists of an aggregate of only 385,764 shares, or 5.3% of shares outstanding held by non-affiliates.  Please see Appendix 1 for a table of Selling Shareholder data for the contemplated Offering.

2.         The number of selling shareholders and the percentage of the overall offering made by each shareholder.

We expect thirty-two (32) shareholders to sell in this Offering.  No Selling Shareholder will sell more than 30% of its holding in the Company in this Offering.  Also, please see Appendix 1 for more information.

3.         An explanation of the relationship between the company and each of the selling shareholders.

All Selling Shareholders held shares of YMax Corporation, a Delaware corporation (“YMax”), which were exchanged for shares of VocalTec pursuant to a reverse subsidiary merger dated July 16, 2010 (the “Merger”).  Pursuant to the terms of the merger agreement, at the effective time of the Merger, each issued and outstanding share of YMax was cancelled and exchanged for 0.10 shares of VocalTec.

The Donald A. Burns Foundation, Inc. (the “Foundation”) and the Donald A. Burns Revocable Trust (the “Trust”) were formed by Donald A. Burns.  Mr. Burns served as President from March 2007 to February 2008 and as a member of the Board of Directors of YMax from March 2007 to June 2009 (and was Chairman of the Board of Directors of YMax from February 2008 to June 2009), and is currently a nominee for a position on the Company’s Board of Directors.  Mr. Burns beneficially owns the shares held by the Foundation. Mr. Burns and a Justin F. McInerny are trustees of the Trust.

YSE Investments LP (“YSE”), was formed by Nathan Franzmeier, president of a subsidiary of the Company, Stratus Telecommunications, LLC. YSE serves as Mr. Franzmeier’s personal investment vehicle in the Company.

Other than Mr. Burns, who will be considered an affiliate when he is elected as a director, no affiliates of the Company will participate in the Offering.

4.         Any relationships among any of the selling shareholders.

The Donald A. Burns Foundation, Inc. (the “Foundation”) and the Donald A. Burns Revocable Trust (the “Trust”) were formed by Donald A. Burns. Mr. Burns beneficially owns the shares held by the Foundation. Mr. Burns and Justin F. McInerny are trustees of the Trust.

Gregory Connors is the son of Michael and Julia Connors.

To the Company’s knowledge, there are no other relationships among the Selling Shareholders.

5.         Whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.

None of the Selling Shareholders is a broker-dealer or affiliated with a broker-dealer, or in the business of underwriting securities.

* * *

In addition to the specific details requested by the Staff in the Comment, we note that the Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation (“C&DI”) 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to the resale of such securities “depends on the facts and circumstances of the particular case.”  In C&DI 612.09, the Staff has articulated that in determining whether an offering by selling shareholders is on behalf of an issuer:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We note that, in addition to the foregoing, each Selling Shareholder acquired its shares in exchange for its shares of YMax in YMax’s merger with the Company.  No shares were acquired after March 15, 2010, and more than 90% of the shares were acquired in 2007 through 2009.  The significant period of time the Selling Shareholders have held their shares indicates that the Selling Shareholders bore the market risk of holding as an investment, and not with a view to distribution.  Furthermore, no Selling Shareholder will sell more than 30% of its overall holding in the Company; thus each Selling Shareholder will continue to bear the market risk of holding the Company’s shares after this Offering.  Taken together, these factors demonstrate that each Selling Shareholder is acting on his or her own behalf, and not as a conduit for the Company.

For the reasons stated above, we believe that this Offering is not an indirect primary offering by the Company and that the Selling Shareholders are not, and should not be, considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.  We respectfully submit that sales by the Selling Shareholders in this Offering should be considered secondary offerings under Rule 415(a)(1)(i).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please call me at 212-735-2694 or Yossi Vebman at 212-735-3719.

Very truly yours,

/s/ Phyllis Korff

Phyllis Korff

Cc:       Daniel Borislow, President and Chief Executive Officer
Peter Russo, Chief Financial Officer

APPENDIX 1
SELLING SHAREHOLDER TABLE

Name of Selling Shareholder:	Total Shares Held	Number Offered for Sale	Offered Shares as a % of shares held by non affiliates	Offered Shares as a % of total shares sold in this Offering

Basso, Dennis	10,075	3,000	0.041%	0.778%
Boner, Melvin	800	240	0.003%	0.062%
C. Steven McMillan Revocable Trust	16,000	4,800	0.065%	1.244%
Chinnici, Angelo A	1,750	525	0.007%	0.136%
Connors, Gregory	102,500	30,750	0.419%	7.971%
Connors, Michael & Julia	241,000	66,000	0.899%	17.109%
Donald A. Burns Foundation Inc	131,331	39,399	0.537%	10.213%
Donald A. Burns Revocable Trust	282,649	84,795	1.155%	21.981%
Donohue, Paul Jr.	1,600	480	0.007%	0.124%
Garrity, Robert	3,000	900	0.012%	0.233%
Ghori, Mansoor	1,600	480	0.007%	0.124%
Gilder, Mark	4,000	1,200	0.016%	0.311%
Glassman, Lewis Morgan	1,500	450	0.006%	0.117%
Gurary, Vadim	25,300	7,500	0.102%	1.944%
Helbing, Scott C	10,000	5,000	0.068%	1.296%
Jerome, Albert	7,500	2,250	0.031%	0.583%
LeMay, Chris	2,858	858	0.012%	0.222%
Liporace, David	5,000	1,500	0.020%	0.389%
Lo, Yu-Chang	42,151	14,000	0.191%	3.629%
Mancari, Frank	10,000	3,000	0.041%	0.778%
Newman, Thomas Christopher	3,333	1,000	0.014%	0.259%
Raskin, Gregory	8,833	2,800	0.038%	0.726%
Rodgers, James Donald	2,858	858	0.012%	0.222%
Rogus, Richard	420	126	0.002%	0.033%
Sabados II, Steven	4,809	1,443	0.020%	0.374%
Schlein, Leonard	1,000	300	0.004%	0.078%
Sheskey, Susan	9,000	2,700	0.037%	0.700%
Tobias, Sam	5,000	1,500	0.020%	0.389%
VanLeeuwen, Neil	6,700	2,010	0.027%	0.521%
Wang, Jonathan Junyan	9,249	2,775	0.038%	0.719%
Weinberger, Eric	20,000	6,000	0.082%	1.555%
YSE Investments LP	323,750	97,125	1.323%	25.177%

Total	1,295,566	385,764	5.254%	100.000%